<u>Schedule A</u>

<u>Open-Market Sales Pursuant to Rule 10b5-1 Trading Plan</u>

Transaction Date	Shares Sold[1]*	Weighted Average Sale Price per Share	Aggregate Sale Value
06/16/25	50,326	$56.5043	$2,843,636.11
06/16/25	125,335*	$56.7648	$7,114,614.01
06/17/25	65,110	$59.2158	$3,855,541.96
07/16/25	50,326	$50.2729	$2,530,034.04
07/21/25	125,335*	$59.5363	$6,208,636.65
08/07/25	660,000	$50.5820	$33,384.120.00

<u>Acquisitions/Dispositions in Beneficial Ownership Related to Vesting and Net Settlement of RSUs</u>

Transaction Date	RSUs Vested	Shares Withheld by Issuer	Value of Shares Withheld	Net Shares Received by Reporting Person
06/13/25	164,368	90,672	$5,030,482.56	73,696

[1] Except as otherwise indicated by an asterisk, all sales reflected in this table were the result of shares acquired through vesting of restricted stock or from holdings previously reported as beneficially owned on the Original Schedule 13D. Sales noted with an asterik are the result of an exercise of vested options previously reported as beneficially owned on the Original Schedule 13D.